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                                                                                                 EXHIBIT 12

                     KENTUCKY POWER COMPANY
        Computation of Ratio of Earnings to Fixed Charges
                (in thousands except ratio data)
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                                                                                                    Twelve
                                                                                                    Months
                                                              Year Ended December 31,               Ended
                                                  1994       1995       1996       1997      1998   6/30/99
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . .  $19,090    $19,090    $14,914   $14,867   $13,936   $13,771
  Interest on Other Long-term Debt . . . . . .     -         2,422      6,446     8,597    12,188    12,755
  Interest on Short-term Debt. . . . . . . . .    1,621      2,242      2,849     3,034     2,455     2,189
  Miscellaneous Interest Charges . . . . . . .      485        510        555       559       634       640
  Estimated Interest Element in Lease Rentals.      700        700        800     1,700     1,500     1,500
       Total Fixed Charges . . . . . . . . . .  $21,896    $24,964    $25,564   $28,757   $30,713   $30,855

Earnings:
  Net Income . . . . . . . . . . . . . . . . .  $25,273    $25,128    $16,973   $20,746   $21,676   $25,450
  Plus Federal Income Taxes. . . . . . . . . .    2,178      3,914      5,119     9,415     9,785    12,624
  Plus State Income Taxes. . . . . . . . . . .    1,154      1,420        598     2,190     2,096     2,327
  Plus Fixed Charges (as above). . . . . . . .   21,896     24,964     25,564    28,757    30,713    30,855
       Total Earnings. . . . . . . . . . . . .  $50,501    $55,426    $48,254   $61,108   $64,270   $71,256

Ratio of Earnings to Fixed Charges . . . . . .     2.30       2.22       1.88      2.12      2.09      2.30
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